

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2012

Via Email
Charles E. Barrantes
Chief Financial Officer
General Finance Corporation
39 East Union Street
Pasadena, California 91103

>   **Re: General Finance Corporation**
>   **Registration Statement on Form S-3**
>   **Filed January 10, 2012**
>   **File No. 333-178950**

Dear Mr. Barrantes:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that there appears to be a material disparity between the price at which your selling stockholder is offering your common stock pursuant to this registration statement, and the current market price of your common stock. Please disclose the various factors considered in determining this offering price. See Item 505(a) of Regulation S-K.

Incorporation of Documents by Reference, page 10

2. Please revise the fourth bullet point on page 10 to incorporate by reference your Current Report on Form 8-K filed on September 26, 2011. We note that it appears you have inaccurately referenced a September 25, 2011 filing.

3. Please incorporate by reference your Form 8-K filed on January 31, 2012. In this regard, please also include language incorporating all Exchange Act filings filed after the date of

your initial registration statement filing and prior to effectiveness. For guidance, please refer to our Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05 available on our website at www.sec.gov.

Item 17. Undertakings, page II-4

4. Please revise your disclosure to include the undertaking set forth in Item 512(b) of Regulation S-K.

Signatures, page II-7

5. It appears you have used the signature certification language from Form S-1. Please revise to use the certification language from Form S-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Christopher F. Chase for

Mara L. Ransom
Assistant Director

cc: Christopher A. Wilson, Esq.
         General Counsel
         Via Email